UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.
Commission File Number: 1-13289
Pride International, Inc.
(Exact name of registrant as specified in its charter)
5847 San Felipe, Suite 3300, Houston, Texas 77057, (713) 789-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.01 par value
Rights to Purchase Preferred Stock
8.500% Senior Notes due 2019
6.875% Senior Notes due 2020
7.875% Senior Notes due 2040
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)        ☑
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)    ☑
Rule 12h-3(b)(1)(ii)   ☐
Rule 15d-6                 ☐
Approximate number of holders of record as of the certification or notice date:
Common Stock, $.01 par value: 0 holders
Rights to Purchase Preferred Stock : 0 holders
8.500% Senior Notes due 2019: 46 holders
6.875% Senior Notes due 2020: 65 holders
7.875% Senior Notes due 2040: 24 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, Pride International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

May 31, 2011	Pride International, Inc.
/s/ David A. Armour
David A. Armour
President